Exhibit 99.1 4874-7001-9876, v.1 AMENDMENT AND TERMINATION OF LEASE This Amendment and Termination of Lease (this “Agreement”) is entered into as of /Date/ July 2, 2022 , by and between ABP Borrower Inc., a Maryland corporation (“Landlord”), and AlerisLife Inc., a Maryland corporation (“Tenant”). WHEREAS, Landlord and Tenant are parties to a lease dated May 12, 2011 as amended by amendments dated December 23, 2014, February 24, 2021 and January 10, 2022 (as so amended, the “Lease”), pursuant to which Landlord leases to Tenant and Tenant leases from Landlord certain premises in the building at 400 Centre Street, Newton, Massachusetts, as more particularly described in the Lease; and WHEREAS, Tenant has vacated the third floor of the Building as of July 31, 2022, and Landlord and Tenant wish to terminate the term of the Lease prior to its scheduled expiration. NOW, THEREFORE, Landlord and Tenant agree that as of August 1, 2022, (i) the Premises (as defined in the Lease) shall exclude space on the third floor of the Building (i.e. shall be only the area on the second floor of the Building), (ii) Annual Fixed Rent shall be $392,756.00 per annum, and (iii) Tenant’s Percentage shall be 36.59%; and at the close of business on September 30, 2022, the term of the Lease and Tenant’s right of possession of the Premises shall terminate as if that date were the date originally set for the term of the Lease to expire. Tenant represents that it has not subleased or otherwise transferred or assigned any portion of its interest in the Lease or the premises demised therefor. IN WITNESS WHEREOF, Landlord and Tenant have entered into this Agreement as of the date first set forth above. LANDLORD: ABP Borrower Inc. By: The RMR Group LLC, its agent By: // /s/ Jennifer F. Francis Jennifer F. Francis Executive Vice President TENANT: AlerisLife Inc. By: /STT//s/ Jeff C. Leer Jeff C. Leer President